UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16014251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roundtable Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 22nd Floor - East
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caitlin Reynolds (212) 488-7454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Caitlin Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roundtable Capital Services LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABIGAIL S JNPIERRE
Notary Public, State of New York
No. 01JN6333719
Qualified in Kings County
Commission Expires Nov. 30, 2019



Notary Public

Caitlin Reynolds
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	352,443
Prepaid regulatory fees and other		57,063
Total assets		409,506
Liabilities & Equity		
Accounts payable	$	1,644
Professional fees payable		62,839
Due to affiliates		53,223
Total liabilities		117,706
Total member's equity		291,800
Total liabilities and member's equity	$	409,506

The accompanying notes are an integral part of the financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Organization

Roundtable Capital Services LLC (the "Company"), was formed under the laws of the State of Delaware on July 11, 2006 and commenced operations on April 1, 2007. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is a wholly-owned subsidiary of Roundtable Wealth Management LP ("RWM") and an indirectly wholly-owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole member elects to terminate the Company in accordance with the provisions of the Company's limited liability company agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein.

2. Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Income and Expense Recognition
Interest is recognized as earned. Income generated in assisting issuers in private placements is recognized when received. Expenses are recorded on an accrual basis as incurred.

Cash
At December 31, 2015, all cash was held at two institutions. The amount held at the institutions may be in excess of limits insured by the Federal Deposit Insurance Corporation ("FDIC").

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The expenses allocated to the Company are reported on the Statement of Operations with related payables reported as Due To Affiliates on the Statement of Financial Condition. As a result of the agreement between the Company and RWM, the results of operations reported on the Statement of Operations may have been different had the Company operated on a stand-alone basis. For the year ended December 31, 2015, the total expenses charged by the related party were $966,134 and are included in the relevant expense categories on the Statement of Operations. Due to affiliate of $53,223 which is included on the Statement of Financial Condition relates to those expenses charged by RWM.

The Company may require financial support to continue its operations and meet its financial obligations for the foreseeable future. Roundtable Investments Partners LLC has agreed to provide such support for at least one year from December 31, 2015, if needed.

4. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes and does not file federal, state, or local tax returns as the individual owner is responsible for such payments. Accordingly, no provision has been made for U.S. federal, state or local income taxes in the accompanying financial statements. RWM files federal, various state and New York City tax returns that include the activity from the Company in its operations, and as of December 31, 2015, the earliest tax period that remains subject to examination by the major tax jurisdictions under the statute of limitations for RWM is 2011. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by RWM.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
December 31, 2015

4. Income Taxes (Continued)

At December 31, 2015, there were no uncertain tax positions required to be accrued in accordance with the criteria set forth in Financial Accounting Standard Boards ("FASB") Accounting Standard Codification ("ASC") 740, Income Taxes.

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires that it maintain minimum net capital, as defined, of either $5,000 or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2015, the Company had net capital of $291,800 which was $226,890 in excess of its statutory requirement of $7,847.

The company claims an exemption from SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraphs (k)(2)(i).

6. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on the Company's experience, the Member believes that the risk of loss to the Company is remote.

7. Subsequent Events

The Company has evaluated the subsequent events through February 25, 2016, the date these financial statements were able to be issued and has noted that there have been no significant subsequent events requiring adjustment or disclosure within these financial statements.

Roundtable Capital Services LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)
Statement of Financial Condition

For the Year Ended December 31, 2015